Edward A. King	Goodwin Procter LLP
617.570.1346	Counsellors at Law
eking@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
VIA EDGAR AND OVERNIGHT COURIER
July 6, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Barbara C. Jacobs

Re:	Virtusa Corporation
Amendment #3 to Registration Statement on Form S-1, filed July 3, 2007
File No. 333-141952
     This letter is being furnished on behalf of Virtusa Corporation (the “Company”) in furtherance of the Company’s letter dated July 3, 2007 to Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-141952) (the “Registration Statement”), which was filed with the Commission on July 3, 2007. To facilitate the Staff’s review of the Registration Statement to the extent such review is impacted by the valuation of the Company’s common stock, the purpose of this letter is to supplementally advise the Staff that the Company expects the public offering price range to be between approximately $4.47 per share and $5.10 per share on a pre-split basis, assuming market conditions are favorable.
* * *
     If you require additional information, please telephone either John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1346.

Sincerely,
/s/ Edward A. King

Edward A. King, Esq.

cc:	Kris Canekeratne
Paul D. Tutun, Esq.
Virtusa Corporation
John J. Egan III, Esq.
Goodwin Procter LLP